

Dollar Strategy Global Fund - Investment Objective

The ***Dollar Strategy Global Fund*** seeks capital appreciation by investing in foreign and domestic stocks and bonds. Its global investment strategy is designed around the U.S. dollar.

- Our belief is that the large U.S. trade deficit, coupled with decreasing foreign investments into America and increasing American investments abroad, will finally lead the world to a "dollar crisis." If this occurs, stock and bond markets throughout the world will be subject to increased volatility which will require rapid and dynamic changes in asset allocation. This global fund is designed around that belief.

Principal Investment Strategies

- For the reasons just mentioned we expect the decline of the dollar, which began in 2002, to continue, eventually ending in a "dollar crisis". After the crisis the dollar should enter a long but slow recovery period. We think there will be four distinct periods through this complete cycle, each period requiring a specific investment focus.
- The first period will be the core of the dollar decline. This period has been in effect now for five years (since 2002). As a general rule the fund will focus through this period on a portfolio of domestic and foreign securities (both equities and fixed income securities) whose revenues and earnings are based primarily on foreign currencies and derived mainly from foreign operations not dependent on the U.S. economy.
- When the advisor determines we are approaching the "dollar crisis" stage, global diversification will shift and emphasize foreign, short term, fixed income investments. (It is expected that if a "dollar crisis" does occur, global stock markets throughout world will suffer severely, even those with strong currencies).
- After the crisis the fund will focus investments in a diversified portfolio of domestic and foreign securities (both equities and fixed income securities) whose revenues and earnings are now based primarily on the U.S. dollar and derived primarily from U.S. business operations.
- We further believe that a new American economy will emerge if we have a "dollar crisis." If the dollar continues down the price for all imported goods will increase dramatically, leaving American consumers with dramatically less money to spend on our huge service economy. This sudden loss of money for our service economy - which is now 65% of GDP - will produce many changes and present new opportunities as well as risks for those prepared.
- When the trend of the U.S. dollar is neutral or the trend is unclear to the advisor, the focus of investments will be in a diversified portfolio of domestic and foreign securities (both equities and fixed income securities) whose revenues and earnings are balanced between U.S. and non U.S. operations.
- The advisor does not want to minimize the difficulty of executing this strategy. If the timing of these periods is incorrect or they do not in fact occur, the fund could and probably will underperform. The advisor will make every attempt at maintaining wide country diversification to limit primary risk to one of asset allocation or currency risk and not so much individual security or country risk.

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available on this website or upon request by calling 1-877-743-7820. Please obtain and carefully read the prospectus before investing.



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For Investors Seeking Capital Appreciation

This Prospectus is designed to help you make an informed decision about whether investing in the Dollar Strategy Global Fund is appropriate for you. Please read it carefully before investing and keep it on file for future reference. To make this Prospectus easy for you to read and understand, we have divided it into three sections: The Fund, Who Manages the Fund and How to Buy and Sell Shares. Each section is organized to help you quickly identify the information that you are looking for.

2008 Prospectus (PDF)
Dollar Strategy Global Fund - January 15, 2008

DOLLAR STRATEGY GLOBAL FUND™



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Fund Applications

Do not download any application without first downloading and reading the prospectus.

To open an individual, joint or trust account:

If you decide to open an individual, joint or trust account, download the "Application Form" (see below). Fill it out and send it to shareholder services at the address listed on the form, along with your deposit check.

Application Form

Dollar Strategy Global Fund
c/o Mutual Shareholder Services
8000 Town Centre Drive, Suite 400
Broadview Heights, Ohio 44147
(877) 743-7820

It is always best to call 877-743-7820 to confirm your actions. If you want to shorten the funding process you can do a direct bank wire or an immediate checking account deposit into the fund. Call 877-743-7820 for personal instructions.

To open an IRA account and do an IRA transfer or a directed rollover from a 401(k) or qualified retirement plan:

We accept IRA transfers from existing IRAs or from directed 401(k) or qualified retirement plan distributions. To do either requires two steps. The first is to open an IRA. To do this download and fill out the IRA application form. The second step is to download and fill out the IRA Transfer / Direct Rollover Request Form. Send both forms to:

IRA Account Application

IRA Transfer / Direct Rollover Request Form

Dollar Strategy Global Fund
c/o Mutual Shareholder Services
8000 Town Centre Drive, Suite 400
Broadview Heights, Ohio 44147
(877) 743-7820

We will contact your current IRA or 401(k) custodian and transfer the assets into the fund. Always call us (877-743-7820) to initialize and confirm this process.

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available on this website or upon request by calling 1-877-743-7820. Please obtain and carefully read the prospectus before investing.

DOLLAR STRATEGY GLOBAL FUND™



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The Investment Advisor

Dollar Crisis and Recovery Partners, L.P. (the "Adviser"), located at 81790 Golden Star Way, LaQuinta, CA 92253, is the investment adviser to the Fund. The Adviser is a registered investment adviser founded in 2007 by Michael McDonald for the purpose of managing the Fund.

Portfolio Manager

Michael James McDonald is responsible for the day-to-day management of the Fund and has been managing the Fund since its inception. Mr. McDonald is the CEO and founder of the Adviser and has eighteen years of investment experience. Mr. McDonald was a Senior Vice President - Investments at Solomon Smith Barney until March 2002. Immediately prior to leaving that position, Mr. McDonald was responsible for directing the asset allocation and investment choices of client accounts totaling approximately$500 million.

From March 2002 until April of 2007, Solomon Smith Barney purchased his business and because of a non compete clause, Mr. McDonald agreed not to act in an investment advisory capacity during that period. During that time he conducted extensive research on the trade deficit and its impact on the U.S. economy and gave many public talks on the issue.

In 2000, Mr. McDonald published a book titled, "A Strategic Guide to the Coming Roller Coaster Market." This book outlined in detail why his model of the stock market was signaling the end of the grand, eighteen year bull market. It was published three months before the beginning of the biggest bear market in modern history. In 2002 he published a second book through Wiley and Sons titled, "Predict Market Swings with Technical Analysis."

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available on this website or upon request by calling 1-877-743-7820. Please obtain and carefully read the prospectus before investing.

DOLLAR STRATEGY GLOBAL FUND™



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News

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Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available on this website or upon request by calling 1-877-743-7820. Please obtain and carefully read the prospectus before investing.

DOLLAR STRATEGY GLOBAL FUND™



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Request Information

--Coming Soon--

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available on this website or upon request by calling 1-877-743-7820. Please obtain and carefully read the prospectus before investing.

DOLLAR STRATEGY GLOBAL FUND™



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Contact Information

Please use one of the following methods to contact a Dollar Strategy Global Fund representative:

Address: Mutual Shareholder Services
8000 Town Centre Drive, Suite 400
Broadview Heights, Ohio 44147

Phone: 877-743-7820

Email: info@dollar-strategy.com

DOLLAR STRATEGY GLOBAL FUND™

America's Bridge to a New World

THE FUND

The ***Dollar Strategy Global Fund*** seeks capital appreciation by investing in foreign and domestic stocks and bonds. It's global investment strategy is designed around the U.S. dollar.

The fund attempts to add a "currency gain" to stock and bond performance by investing in foreign companies with strong country currencies or in US companies that get earnings from these countries. When the strong currency is the U.S. dollar, it invests in foreign and domestic stocks that might benefit from a strong dollar. It further believes in moving assets to the safety of short term, fixed income if the dollar problem appears likely to trigger global bear markets.

A Dollar Crisis or a Soft landing?

We are in transition to a new world economy reflected in changing currency valuations between countries. Our work indicates this transition will probably end in a crisis for the U.S. dollar and not a "soft landing." The reasons for this are explained at the advisor website www.crisis-recovery.com. In all probability this occurrence would trigger significant, economic changes throughout the world. It is the goal of this fund to anticipate and profit from these changes.

Active Management vs. Passive Diversification

We think simply investing in foreign assets to diversify and protect against the dollar problem will disappoint investors. We believe the transition will produce volatile global markets requiring active changes in asset allocation. The fund will strive to protect capital if the dollar problem seems likely to trigger global bear markets. In 1998 the Asian currency crisis produced global bear markets ranging from 20% to 75%. What will happen world wide if the trouble currency becomes the US dollar?

The value of the fund's domestic and foreign investments will vary from day to day in response to many factors. Stock values fluctuate in response to the activities of individual companies, and general market and economic conditions. International investing involves different or increased risks. The performance of international funds depends upon currency values, political and regulatory environments, and overall market and economic factors in the countries in which they invest. The risks are magnified in countries with emerging markets, since these countries may have relatively unstable governments and less established markets and economies.

You should consider the investment objectives, risks, charges and expenses of the Fund before investing. The prospectus contains this and other important information and you should not invest without reading it. To obtain a prospectus call (877) 743-7820 or visit http://www.dollar-strategy.com.

WARREN BUFFET AND THE TRADE DEFICIT

"The Trade deficit is a bigger threat to the domestic economy than either the federal budget deficit or consumer debt and could lead to political turmoil. Right now the rest of the world owns three trillion more of us then we own of them. Pretty soon, I think, there will be a big adjustment."

University of Nevada, Jan 2006.

THE FUND ADVISOR

Michael McDonald is responsible for the day-to-day management of the Fund and has been managing it since its inception. He is the CEO and founder of the Adviser and has eighteen years investment experience. Mr. McDonald was a Senior Vice President - Investments at Smith Barney until March 2002. Immediately prior to leaving that position, he directed the allocation and investment choices of clients with assets totaling $500 million.

In March 2002 Mr. McDonald sold his business to Smith Barney and, per a non compete clause in the contract, agreed not to act as an investment advisor for five years. During that time he conducted extensive research on the trade deficit and its impact on the U.S. economy. This fund is the outgrowth of that study. In 2000, Mr. McDonald published a book titled, "A Strategic Guide to the Coming Roller Coaster Market." In 2002 he published a second book through Wiley and Sons titled, "Predict Market Swings with Technical Analysis."

FUND SPECIFICS

Share Class:	**No-Load**
Available:	**Direct**
Expense Ratio:	**1.8%**
Advisor:	**DC&R Partners**
Contact:	**Dollar Strategy Global Fund** **(877) 743-7820** **c/o Mutual Shareholder Services** **8000 Town Centre Drive, Suite 400** **Broadview Heights, Ohio 44147**
Fund Website:	**http://www.dollar-strategy.com**

The Four Investing Periods of a Hypothetical Dollar Crisis and Recovery

We believe a complete dollar movement - from decline, into crisis, to recovery – would last almost two decades and form four, investment periods. A combination of global investing (buying assets based on other currencies) and active asset allocation will be required. We expect a new, American economy to emerge from the complete cycle. The ***Dollar Strategy Global Fund*** is designed around these concepts.

A Dollar Crisis & Recovery Cycle


FRB U.S. Dollar Index
2002
Est. 15-17 yrs
Decline
Crisis
Recovery
A
B
C
D
Investment Periods

Period A

The main body of the dollar decline (started in 2002). Overweight in foreign stocks (non dollar) and ADRs whose revenues are independent of the U.S economy. Focus on certain American multinational companies that get the majority of their revenues from overseas.

Period B

From the start of the "Dollar Crisis" to its lowest point. Overweight in short term, high quality, foreign notes and bonds. During this phase, we expect stock markets throughout the world will be in a lengthy and severe decline. In general reduce risk, be defensive and protect assets.

Period C

From the lowest point to the start of the "Recovery." Overweight in longer term American notes and bonds. Begin to assume greater risk. Focus on American companies who will grow in the new American economy. Focus on foreign companies (stocks and ADRs) that will continue to grow in the new global equilibrium.

Period D

The main body of the "Recovery." Static, global diversification models will again prevail. American excesses of the past will be replaced with new found discipline and its innate and fundamental strengths will again emerge. Stay globally diversified.

A New Emerging American Economy

After WW 2 America was the world's great "producer." We manufactured what we needed, saved 10% of our income and exported the excess. We literally powered the world and became wealthy doing it. Slowly things changed.

Manufacturing went to cheap, overseas labor. That left more to spend on our ever growing service economy. Life became "easier" as we began to enjoy the benefits. Foreigners kept the dollar high by investing in the great American success. We pushed the envelope, going on an unparallel spending binge. Finally, after two investment bubbles - first stocks, then housing - we find ourselves consuming 700 billion dollars more then we produce with a negative savings rate.

Since 2002 the dollar has been declining, and for reasons explained at the advisor's website www.crisis-recovery.com, we believe it will end in a crisis before it is over.

A declining dollar means import prices for life's necessities will rise, leaving less to spend on our service economy, which has grown to 60% of GDP. Our service economy would be "squeezed" causing deep, fundamental changes.

From these forces a new American economy would emerge. With the lower dollar many American companies would now "win over" in foreign markets. An economy – better balanced between service and manufacturing – would develop and America's innate and fundamental strengths would again start to prevail.

These changes would open up new opportunities for those who understand these issues, can confront the changes facing America, and are prepared to take advantage of them.